FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 4, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated December 4, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: December 4, 2009	By: /s/ Mikael Grahne
Name: Mikael Grahne
Title: President and Chief Executive Officer

  PRESS RELEASE
New York and Stockholm – 4 December, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

LAUNCH OF MOBILE OPERATIONS IN RWANDA

New York and Stockholm, 4 December 2009 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) is pleased to announce that it has officially started its mobile operations in Rwanda today.

Millicom was awarded its license in December 2008 and will be the third operator in the Rwandan market.  The service is launching with approximately 50% coverage of the population, with plans to extend coverage significantly over the next three years. In addition, we have deployed 3G infrastructure in Kigali, the capital of Rwanda, and other key urban centres.

Operating under the Tigo brand, the service will focus on making mobile services affordable and accessible, with per second billing, low denomination recharges and a flat rate tariff of 1.5 RWF per second across all networks.

Mikael Grahne, President and CEO of Millicom, said:

“With a population of 10 million, mobile penetration of less than 20%, and a rapidly developing economy, Rwanda is a highly attractive market for Millicom. With our focus on affordability and our strengths in distribution and innovation, we believe we can make mobile voice and value-added services a reality for the mass market in Rwanda.”

CONTACTS

Francois-Xavier Roger Chief Financial Officer	Telephone: +352 27 759 327

Peregrine Riviere Head of External Communications	Telephone: +352 691 750 098

Emily Hunt Investor Relations	Telephone: +44 7879 426358

Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.